
June 22, 2021

Lyron Bentovim
President & Chief Executive Officer
Glimpse Group, Inc.
15 West 38th St, 9th Fl
New York, NY 10018

      **Re: Glimpse Group, Inc.
         Amendment No. 3 to Registration Statement on Form S-1
         Filed June 14, 2021
         Amendment No. 4 to Registration Statement on Form S-1
         Filed June 21, 2021
         File No. 333-255049**

Dear Mr. Bentovim:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed June 14, 2021

General

1.   We refer to Section 10 of your by-laws filed as Exhibit 3.2, which identifies "a state or federal court located within the state of Nevada" as the exclusive forum for certain litigation, including any "derivative action." Please revise the by-laws and your disclosure in the prospectus to clarify whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to either, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please state that investors cannot waive compliance with

the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Amendment No. 4 to Registration Statement on Form S-1 filed June 21, 2021

Results of Operations for the Nine Months Ended March 31, 2021 Compared to March 31, 2019, page 37

2.   We note your revisions in response to prior comment 1. Please revise to discuss how your increasing economic dependence on one or two customers for revenues, as disclosed on page 51, affected revenues and the growth in "average size of contracts," a representation that suggested a more broad-based expansion.

General

3.   Please file a revised legal opinion that is not qualified as to jurisdiction. While counsel may write a legality opinion under Nevada law, it should not indicate in the opinion that is admitted to practice only in New York. For guidance, please refer to Section II.B.3.b of Staff Legal Bulletin No. 19.

You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Darrin M. Ocasio, Esq.